

PRICEWATERHOUSE COOPERS ⓟ

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

✉ 35296
  MENLO PARK 0102
☎ (012) 429 0000
Fax (012) 429 0100

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered accountants and auditors

✉ 11007
  HATFIELD 0028
☎ (012) 482 0000
Fax (012) 460 3633

January 30, 2003

Telkom SA Limited
Telkom Towers North
152 Proes Street
PRETORIA
0001

Dear Sirs

REGISTRATION STATEMENT TO BE ISSUED IN RESPECT OF TELKOM SA LIMITED

We hereby consent to the use in this Registration Statement on Form F-1 of TELKOM SA Limited of our review report dated December 12, 2002, relating to the finacial statements of Vodacom Group (Proprietary) Limited which appear in such Registration Statement. We also consent to the references to us under the heading "Experts" in such Registration Satement.

Pricewaterhouse Coopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
January 29, 2003

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
January 29, 2003